Exhibit 99.2

Investor and Media Contacts:
IGB Group
Bryan Degnan
646-673-9701
or
Leon Berman
212-477-8438

Global Ship Lease Reports Results for the Fourth Quarter of 2024

Forward contract cover locked in for 89% of 2025 days and 66% of 2026 days
Annualized Dividend to increase to $2.10 per Class A Common Share

ATHENS, GREECE – March 5, 2025 - Global Ship Lease, Inc. (NYSE: GSL) (the “Company”, “Global Ship Lease” or “GSL”), an owner of containerships, announced today its unaudited results for the three months and year ended December 31, 2024.

Full Year and Fourth Quarter of 2024 Highlights and Other Recent Developments

- 4Q 2024 operating revenue of $182.4 million; full year operating revenue of $711.1 million, up 5.4% on 2023.

- 4Q 2024 net income available to common shareholders of $90.2 million, or $2.54 Earnings per Share (EPS); full year 2024 net income of $344.1 million, or $9.74 EPS, up 16.6% on net income of 2023.

- 4Q 2024 normalized net income3 of $90.4 million, or $2.55 normalized EPS³; full year 2024 normalized net income of $352.7 million, or $9.99 normalized EPS³, up 10.3% on normalized net income of 2023.

- 4Q 2024 Adjusted EBITDA3 of $123.7 million; full year 2024 Adjusted EBITDA of $494.7 million, up 7.1% on 2023.

- Purchased four high-reefer, ECO-9,000 TEU containerships (the “Newly Acquired Vessels”), with charters attached, for an aggregate price of $274 million, and agreed 10-year financing priced at SOFR + 2.50%. Three of these vessels were delivered to us in December 2024 and the fourth in January 2025.

- Sold three older ships, consistent with our fleet renewal strategy. Tasman (5,900 TEU, built 2000), Akiteta (2,200 TEU, built 2002), and Keta (2,200 TEU, built 2003) are contracted for sale for an aggregate price of $54.5 million (compared to an aggregate book value at December 31, 2024 of $24.9 million). The sale of Tasman was agreed in December 2024, while those of Keta and Akiteta were agreed in February 2025. Akiteta was delivered to her new owners on February 19th, 2025 and the remaining two ships are scheduled for delivery to their new owners in first half 2025.

- Added $884.8 million of contracted revenues during 2024 and the first two months of 2025, bringing contracted revenues as of December 31, 2024 to $1.88 billion, over a weighted average remaining duration of 2.3 years.

- Declared a dividend of $0.45 per Class A common share for the fourth quarter of 2024, to be paid on or about March 6, 2025 to common shareholders of record as of February 24, 2025. Paid a dividend of $0.45 per Class A common share for the third quarter of 2024 on December 4, 2024.

- Board of Directors determined that sustained market demand for GSL’s fleet and the Company’s progress on securing forward fixtures at attractive levels supports a $0.075 per share increase in our quarterly supplemental dividend, amounting to a 16.7% increase in total annualized dividends per share to $2.10 ($0.525 per quarter), which is expected to commence with the dividend that is declared for the first quarter 2025 and payable in June 2025.

- Repurchased an aggregate of 251,772 Class A common shares during 2024, for a total consideration of approximately $5.0 million; all such repurchases were executed in the first quarter. Since third quarter 2021, the Company has invested $57.0 million in repurchasing an aggregate of 3,076,725 common shares, at an average price of $18.52 per share. Approximately $33.0 million of capacity remains under the Company’s opportunistic share buy-back authorization.

- On August 16, 2024, entered into a new equity distribution agreement with Evercore Group L.L.C. to opportunistically offer and sell Class A common shares having an aggregate offering price of up to $100.0 million.  27,106 Class A common shares were issued at an average price of $27.02 during the third quarter for total gross proceeds of $0.7 million; as at the date of this press release no further shares have since been issued.

George Youroukos, our Executive Chairman, stated: “Demand for our well-specified, fuel-efficient vessels was very firm throughout 2024, and remains so today. We have taken advantage of these tailwinds to secure extended charter coverage across our fleet, adding $885 million of contracted revenues to our already-substantial backlog. In many cases, we have been able to secure attractive, multi-year coverage even for our oldest ships. Additionally, in December, our financial strength and industry position enabled us to move quickly to acquire four highly specified younger vessels, on charter to Hapag-Lloyd, further increasing our revenue backlog and lowering our average fleet age, with terms and financing that de-risked the transaction upfront. We are also rotating out three of our older ships, all of which are contracted to be sold on attractive terms. In a highly volatile and uncertain geopolitical environment, we benefit from the optionality and deployment flexibility represented by our fleet of mid-sized and smaller containerships. As we closely track developments around the world, we are confident that we are well-positioned now, and in the future, to sustain our track record of creating shareholder value through operational excellence, capital allocation discipline, and opportunistic acquisitions.”

Thomas Lister, our Chief Executive Officer, stated: “As we look at a geopolitical environment and global trade landscape that is as complex, unpredictable, and dynamic as any that we have encountered, we are confident that our consistent focus on building balance sheet strength and maintaining a long-term perspective has positioned us well to manage risks and to pounce on opportunities as they arise. Over several years, we have sustained and greatly benefited from the shipping up-cycle, capitalizing on our strong cashflow and forward visibility to opportunistically refinance, extend our debt maturities, and reduce our borrowing costs, thereby further improving our competitiveness, financial strength, and ability to move nimbly and selectively on the right deals. From this robust platform, we are well placed to execute on value-maximizing opportunities in whatever market environment prevails in the quarters and years ahead. Meanwhile, we have the opportunity and confidence to share the uplift in our contracted revenues with our shareholders through an increase in our supplemental dividend, bringing our total annualized dividend to $2.10 per common share, up 40% from $1.50 per common share at this time last year.”

SELECTED FINANCIAL DATA – UNAUDITED

(thousands of U.S. dollars)

	Three	Three
	months ended	months ended	Year ended	Year ended
	December 31, 2024	December 31, 2023	December 31, 2024	December 31, 2023

Operating Revenues (1)	182,433	178,894	711,055	674,795
Operating Income	96,009	78,854	379,139	343,218
Net Income (2)	90,180	64,665	344,092	294,964
Adjusted EBITDA (3)	123,671	127,137	494,732	462,058
Normalized Net Income (3)	90,393	87,830	352,688	319,725

(1) Operating Revenues are net of address commissions which represent a discount provided directly to a charterer based on a fixed percentage of the agreed upon charter rate and also includes the amortization of intangible liabilities, the effect of the straight lining of time charter modifications and the compensation from charterers for drydock and for other capitalized expenses installation. Brokerage commissions are included in “Time charter and voyage expenses” (see below).

(2) Net Income available to common shareholders.

(3) Adjusted EBITDA, Normalized Net Income, and Normalized Earnings per Share are non-U.S. Generally Accepted Accounting Principles (“U.S. GAAP”) financial measures, as explained further in this press release, and are considered by Global Ship Lease to be useful measures of its performance. For reconciliations of these non-U.S. GAAP financial measures to the most directly comparable U.S. GAAP financial measure, please see “Reconciliation of Non-U.S. GAAP Financial Measures” below.

Operating Revenues and Utilization

Operating revenues derived from fixed-rate, mainly long-term, time-charters were $182.4 million in the fourth quarter of 2024, up $3.5 million (or 2.0%) on operating revenues of $178.9 million in the prior year period. The period-on-period increase in operating revenues was principally due to (i) charter renewals at higher rates on a number of vessels, (ii) a non-cash $2.8 million increase in the effect from straight lining time charter modifications and (iii) the addition of three of the four Newly Acquired Vessels, offset by an increase in off hire days. There were 347 days of offhire and idle time in the fourth quarter of 2024 of which 288 were for scheduled drydockings, compared to 120 days of offhire and idle time in the prior year period of which 74 were for scheduled drydockings. Utilization for the fourth quarter of 2024 was 94.5% compared to utilization of 98.1% in the prior year period.

For the year ended December 31, 2024, operating revenues were $711.1 million, up $36.3 million (or 5.4%) on operating revenues of $674.8 million in the comparative period, mainly due to: (i) the addition of four vessels which were delivered to us in the second quarter of 2023 (the “Four Vessels”) and the addition of three of the four Newly Acquired Vessels in December 2024, and (ii) due to charter renewals at higher rates on a number of vessels partially offset by a non-cash $4.8 million decrease in the effect from straight lining time charter modifications. There were 966 days of offhire and idle time in the year ended December 31, 2024 of which 807 were for scheduled drydockings, compared to 996 days of offhire and idle time in the prior year of which 701 were for scheduled drydockings. Utilization for the year ended December 31, 2024 was 96.1% compared to utilization of 95.9% in the prior year period.

The table below shows fleet utilization for the three months ended December 31, 2024 and 2023, and for the years ended December 31, 2024, 2023, 2022 and 2021.

	Three months ended		Year Ended
	Dec 31,	Dec 31,	Dec 31,	Dec 31,	Dec 31,	Dec 31,
Days	2024	2023	2024	2023	2022	2021

Ownership days	6,305	6,256	24,937	24,285	23,725	19,427
Planned offhire – scheduled drydock	(288)	(74)	(807)	(701)	(581)	(752)
Unplanned offhire	(46)	(26)	(144)	(233)	(460)	(260)
Idle time	(13)	(20)	(15)	(62)	(30)	(88)
Operating days	5,958	6,136	23,971	23,289	22,654	18,327

Utilization	94.5%	98.1%	96.1%	95.9%	95.5%	94.3%

As of December 31, 2024, four regulatory drydocking were in progress. In 2025, 13 regulatory drydockings are anticipated.

Vessel Operating Expenses

Vessel operating expenses, which are primarily the costs of crew, lubricating oil, repairs, maintenance, insurance and technical management fees, were up 5.5% to $49.6 million for the fourth quarter of 2024, compared to $47.0 million in the prior year period. The increase of $2.6 million was mainly due to (i) the addition of three of the four Newly Acquired Vessels in December 2024, (ii) an increase in repairs, spares and maintenance expenses for planned main engine maintenance and overhaul of diesel generators as well as main engine annual spares delivery due to timing of planned schedule, and (iii) the impact of inflation on fees and expenses, including management fees. The average cost per ownership day in the quarter was $7,871, compared to $7,505 for the prior year period, up $366 per day, or 4.9%.

For the year ended December 31, 2024, vessel operating expenses were $191.3 million, or an average of $7,670 per day, compared to $179.2 million in the comparative period, or $7,380 per day, an increase of $290 per ownership day, or 3.9%. The increase of $12.1 million was mainly due to (i) the acquisition of the Four Vessels in the second quarter of 2023 and of three of the four Newly Acquired Vessels, (ii) an increase in repairs, spares and maintenance expenses for planned main engine maintenance and overhaul of diesel generators as well as main engine annual spares delivery due to timing of planned schedule, (iii) an increased cost of insurance due to increased premiums as asset values rose over the period, and (iv) the impact of inflation on fees and expenses, including management fees.

Time Charter and Voyage Expenses

Time charter and voyage expenses comprise mainly commission paid to ship brokers, the cost of bunker fuel for owner’s account when a ship is off-hire or idle and miscellaneous owner’s costs associated with a ship’s voyage. Time charter and voyage expenses were $6.5 million for the fourth quarter of 2024, compared to $5.4 million in the prior year period. The increase was mainly due to an increase in bunkering expenses due to higher off hire days.

For the year ended December 31, 2024, time charter and voyage expenses were $23.5 million, or an average of $944 per day, compared to $23.6 million in the comparative period, or $971 per day, a decrease of $27 per ownership day, or 2.8% mainly due to a decrease in voyage administration costs and operational requests from charterers offset by increased commissions on charter renewals at higher rates.

Depreciation and Amortization

Depreciation and amortization for the fourth quarter of 2024 was $26.2 million, compared to $24.4 million in the prior year period. The increase was mainly due to the 12 drydockings completed in 2024 and the addition of three of the four Newly Acquired Vessels in December 2024.

Depreciation and amortization for the year ended December 31, 2024 was $100.0 million, compared to $91.7 million in the comparative period, mainly due to the factors noted above plus the acquisition of the Four Vessels in the second quarter of 2023.

Impairment of vessels

A non-cash impairment loss of $18.8 million was recorded in the fourth quarter of 2023 on two vessels. No impairment was recorded in 2024.

General and Administrative Expenses

General and administrative expenses were $4.1 million in the fourth quarter of 2024, compared to $4.5 million in the prior year period. The movement was mainly due to the decrease in payroll expenses following the retirement of our former Chief Executive Officer effective March 31, 2024 plus a reduction in the non-cash charge for stock-based compensation expense. The average general and administrative expenses per ownership day for the fourth quarter of 2024 was $649, compared to $714 in the prior year period, a decrease of $65 or 9.1%.

For the year ended December 31, 2024, general and administrative expenses were $17.1 million, compared to $18.2 million in the comparative period. The movement was mainly due to a decrease in the non-cash charge for stock-based compensation expense. Average general and administrative expenses per ownership day for the year ended December 31, 2024 was $687, compared to $750 in the comparative period, a decrease of $63 or 8.4%.

Adjusted EBITDA1

Adjusted EBITDA was $123.7 million for the fourth quarter of 2024, down from $127.1 million for the prior year period, with the net decrease being mainly due to increase in vessel operating expenses and bunkering expenses.

Adjusted EBITDA for the year ended December 31, 2024 was $494.7 million, compared to $462.1 million for the comparative period, an increase of $32.6 million or 7.1% mainly due to increased revenue from charter renewals at higher rates and the acquisition of the Four Vessels in the second quarter of 2023.

Interest Expense and Interest Income

Debt as at December 31, 2024 totaled $691.1 million, comprising $371.9 million of secured bank debt collateralized by vessels, $231.9 million of investment grade rated 5.69% Senior Secured Notes due 2027 (the “2027 Secured Notes”) collateralized by vessels, and $87.3 million under sale and leaseback financing transactions. As of December 31, 2024, 18 of our vessels were unencumbered.

Debt as at December 31, 2023 totaled $823.2 million, comprising $431.5 million of secured bank debt collateralized by vessels, $284.4 million of 2027 Secured Notes collateralized by vessels, and $107.3 million under sale and leaseback financing transactions. As of December 31, 2023, five vessels were unencumbered.

Interest and other finance expenses for the fourth quarter of 2024 was $7.8 million, down from $11.2 million for the prior year period. The decrease was mainly due to our blended cost of debt, which, taking into account our interest rate caps, has significantly decreased from approximately 4.55% for the fourth quarter of 2023 to 3.85% for the fourth quarter of 2024 mainly due to our recent refinancing activity. In December 2024, we entered into two sale and leaseback agreements with Minsheng Financial Leasing Co., Ltd. (“Minsheng”) for $44.5 million each, to finance two of the Newly Acquired Vessels, one having closed in December 2024 and the other in January 2025. The agreements are priced at SOFR + 2.50% and have a maturity of ten years. In January 2025, we entered into two additional sale and leaseback agreements with Minsheng for $44.5 million each, to finance our acquisition of the remaining two Newly Acquired Vessels on the same terms.

Interest and other finance expenses for the year ended December 31, 2024 was $40.7 million, down from $44.8 million for the comparative period mainly due to the factors mentioned above offset by (i) the non-cash write off of deferred financing costs of $2.7 million on the full repayments of six of our credit facilities and two of our sale and leaseback agreements, (ii) a prepayment fee of $0.7 million on the full repayment of the sale and leaseback agreement with CMB Financial Leasing Co. Ltd and (iii) a prepayment fee of $0.2 million on the partial repayment of the Macquarie Credit Facility.

Interest income for the fourth quarter of 2024 was $4.2 million, up from $2.9 million for the prior year period mainly due to higher invested amounts.

Interest income for the year ended December 31, 2024 was $16.7 million, compared to $9.8 million for the comparative period.

Other income, net

Other income, net was $0.4 million in the fourth quarter of 2024, compared to $1.3 million in the prior year period.

Other income, net was $3.6 million for the year ended December 31, 2024, compared to $2.1 million for the comparative period.

Fair value adjustment on derivatives

In December 2021, we entered into a USD 1 month LIBOR interest rate cap of 0.75% through the fourth quarter of 2026 on $484.1 million of floating rate debt, which reduces over time in line with anticipated debt amortization and represented approximately half of the outstanding floating rate debt. In February 2022, we entered into two additional USD 1-month LIBOR interest rate caps of 0.75% through the fourth quarter of 2026 on the remaining balance of $507.9 million of floating rate debt. As a result of the discontinuation of LIBOR, on July 1, 2023, our interest rate caps automatically transited to 1 month Compounded SOFR at a net rate of 0.64%. A negative fair value adjustment of $0.2 million for the fourth quarter of 2024 was recorded through the statement of income. The negative fair value adjustment for the year ended December 31, 2024 was $5.2 million.

Earnings Allocated to Preferred Shares

Our Series B Preferred Shares carry a coupon of 8.75%, the cost of which for the fourth quarter of 2024 was $2.4 million, the same as in the prior year period.

The cost for the year ended December 31, 2024 was $9.5 million, the same as for the comparative period.

Net Income Available to Common Shareholders

Net income available to common shareholders for the fourth quarter of 2024 was $90.2 million. Net income available to common shareholders for the prior year period was $64.7 million.

Earnings per share for the fourth quarter of 2024 was $2.54, an increase of 38.0% from the earnings per share for the prior year period, which was $1.84.

For the year ended December 31, 2024, net income available to common shareholders was $344.1 million. Net income available to common shareholders for the year ended December 31, 2023 was $295.0 million.

Earnings per share for the year ended December 31, 2024 was $9.74, an increase of 16.9% from the earnings per share for the comparative period, which was $8.33.

Normalized net income 1 for the fourth quarter of 2024 was $90.4 million. Normalized net income for the prior year period was $87.8 million.

Normalized net income1 for the year ended December 31, 2024 was $352.7 million, as compared to $319.7 for the comparative period.

Normalized earnings per share1 for the fourth quarter of 2024 was $2.55, an increase of 2.4% from Normalized earnings per share for the prior year period, which was $2.49.

Normalized earnings per share1 for the year ended December 31, 2024 was $9.99, an increase of 10.6% from Normalized earnings per share for the comparative period, which was $9.03.

1 Adjusted EBITDA, Normalized net income, and Normalized earnings per share are non-U.S. GAAP financial measures, as explained further in this press release, and are considered by Global Ship Lease to be useful measures of its performance. For reconciliations of these non-U.S. GAAP financial measures to the most directly comparable U.S. GAAP financial measure, please see “Reconciliation of Non-U.S. GAAP Financial Measures” below.

Fleet

As of December 31, 2024, we had 71 containerships in our fleet, with the fourth Newly Acquired Vessel (Czech) delivered in January 2025. As of February 28, 2025, three of our older vessels (Tasman, Keta, and Akiteta) were contracted for sale. Akiteta was delivered to her new owners on February 19, 2025 and the remaining two are scheduled for delivery to their new owners in first half 2025. Charters agreed up until February 28, 2025 are detailed in the table below.

Vessel Name	Capacity in TEUs	Lightweight (tons)	Year Built	Charterer	Earliest Charter Expiry Date	Latest Charter Expiry Date (2)	Daily Charter Rate $
CMA CGM Thalassa	11,040	38,577	2008	CMA CGM	3Q28	4Q28	47,200 (3)
ZIM Norfolk (1)	9,115	31,764	2015	ZIM	2Q27	4Q27	65,000
Anthea Y (1)	9,115	31,890	2015	MSC	3Q25	4Q25	Footnote (4)
ZIM Xiamen (1)	9,115	31,820	2015	ZIM	3Q27	4Q27	65,000
Sydney Express (1)	9,019	31,254	2016	Hapag-Lloyd (5)	1Q26	4Q29	Footnote (5)
Istanbul Express (1)	9,019	31,380	2016	Hapag-Lloyd (5)	3Q26	2Q30	Footnote (5)
Bremerhaven Express (1)	9,019	31,199	2015	Hapag Lloyd (5)	1Q26	3Q29	Footnote (5)
Czech	9,019	31,319	2015	Hapag-Lloyd (5)	4Q26	3Q30	Footnote (5)
MSC Tianjin	8,603	34,243	2005	MSC (6)	3Q27	4Q27	Footnote (6)
MSC Qingdao	8,603	34,585	2004	MSC (6)	3Q27	4Q27	Footnote (6)
GSL Ningbo	8,603	34,340	2004	MSC	3Q27	1Q28	Footnote (7)
GSL Alexandra	8,544	37,809	2004	Maersk	2Q26	3Q26	Footnote (8)
GSL Sofia	8,544	37,777	2003	Maersk	3Q26	3Q26	Footnote (8)
GSL Effie	8,544	37,777	2003	Maersk	3Q26	3Q26	Footnote (8)
GSL Lydia	8,544	37,777	2003	Maersk	2Q26	3Q26	Footnote (8)
GSL Eleni	7,847	29,261	2004	Maersk	4Q27	2Q29	Footnote (9)
GSL Kalliopi	7,847	29,261	2004	Maersk	1Q28	2Q29	Footnote (9)
GSL Grania	7,847	29,261	2004	Maersk	1Q28	3Q29	17,750 (9)
Colombia Express (ex Mary) (1)	7,072	23,424	2013	Hapag-Lloyd (10)	4Q28	1Q31	Footnote (10)
Panama Express (ex Kristina) (1)	7,072	23,421	2013	Hapag-Lloyd (10)	4Q29	4Q31	Footnote (10)
Costa Rica Express (ex Katherine) (1)	7,072	23,403	2013	Hapag-Lloyd (10)	2Q29	3Q31	Footnote (10)
Nicaragua Express (ex Alexandra) (1)	7,072	23,348	2013	Hapag-Lloyd (10)	3Q29	4Q31	Footnote (10)
CMA CGM Berlioz	7,023	26,776	2001	CMA CGM	4Q25	2Q26	37,750
Mexico Express (ex Alexis) (1)	6,910	23,970	2015	Footnote (10)	3Q29	4Q31	Footnote (10)
Jamaica Express (ex Olivia I) (1)	6,910	23,915	2015	Hapag-Lloyd (10)	3Q29	4Q31	Footnote (10)
GSL Christen	6,858	27,954	2002	Maersk	4Q27	1Q28	Footnote (11)
GSL Nicoletta	6,858	28,070	2002	Maersk	1Q28	2Q28	Footnote (11)
Agios Dimitrios	6,572	24,931	2011	MSC (6)	2Q27	3Q27	Footnote (6)
GSL Vinia	6,080	23,737	2004	Maersk	1Q28	4Q29	13,250 (12)
GSL Christel Elisabeth	6,080	23,745	2004	Maersk	1Q28	3Q29	13,250 (12)
GSL Arcadia	6,008	24,858	2000	Maersk	3Q25	1Q26	12,900 (13)
GSL Violetta	6,008	24,873	2000	Maersk	2Q25	4Q25	12,900 (13)
GSL Maria	6,008	24,414	2001	Maersk	4Q25	1Q27	12,900 (13)
GSL MYNY	6,008	24,876	2000	Maersk	2Q25	1Q26	12,900 (13)
GSL Melita	6,008	24,859	2001	Maersk	1Q26	3Q26	12,900 (13)
GSL Tegea	5,994	24,308	2001	Maersk	1Q26	3Q26	12,900 (13)
GSL Dorothea	5,994	24,243	2001	Maersk	1Q26	3Q26	12,900 (13)
Tasman(20)	5,936	25,010	2000	Maersk	1Q25	1Q25	21,500
Dimitris Y (ex Zim Europe)	5,936	25,010	2000	ONE	2Q25	3Q25	33,900
Ian H	5,936	25,128	2000	COSCO	4Q27	4Q27	Footnote (14)
GSL Tripoli	5,470	22,109	2009	Maersk	3Q27	4Q27	17,250
GSL Kithira	5,470	22,259	2009	Maersk	4Q27	1Q28	17,250
GSL Tinos	5,470	22,068	2010	Maersk	3Q27	4Q27	17,250
GSL Syros	5,470	22,099	2010	Maersk	4Q27	4Q27	17,250
Dolphin II	5,095	20,596	2007	OOCL	1Q25	3Q25	53,500
Orca I	5,095	20,633	2006	Maersk	2Q25	4Q25	21,000
CMA CGM Alcazar	5,089	20,087	2007	CMA CGM	3Q26	1Q27	35,500
GSL Château d’If	5,089	19,994	2007	CMA CGM	4Q26	1Q27	35,500
GSL Susan	4,363	17,309	2008	CMA CGM	3Q27	1Q28	Footnote (15)
CMA CGM Jamaica	4,298	17,272	2006	CMA CGM	1Q28	2Q28	Footnote (15)
CMA CGM Sambhar	4,045	17,355	2006	CMA CGM	1Q28	2Q28	Footnote (15)
CMA CGM America	4,045	17,355	2006	CMA CGM	1Q28	2Q28	Footnote (15)
GSL Rossi	3,421	16,420	2012	ZIM	1Q26	3Q26	35,311 (16)
GSL Alice	3,421	16,543	2014	CMA CGM	2Q28	3Q28	20,500 (3)
GSL Eleftheria	3,421	16,642	2013	Maersk	3Q25	4Q25	37,975
GSL Melina	3,404	16,703	2013	Maersk	4Q26	4Q26	29,900
Athena	2,980	13,538	2003	MSC	2Q25	3Q25	17,500
GSL Valerie	2,824	11,971	2005	ZIM	3Q27	4Q27	32,000 (17)
GSL Mamitsa (ex Matson Molokai)	2,824	11,949	2007	Matson	2Q25	3Q25	36,600
GSL Lalo	2,824	11,950	2006	MSC	2Q25	3Q25	18,000
GSL Mercer	2,824	11,970	2007	ONE	1Q27	2Q27	35,750 (18)
GSL Elizabeth	2,741	11,530	2006	Maersk	2Q26	2Q26	20,360
GSL Chloe (ex Beethoven)	2,546	12,212	2012	ONE	1Q27	2Q27	33,000 (18)
GSL Maren	2,546	12,243	2014	OOCL	1Q26	2Q26	16,500
Maira	2,506	11,453	2000	CMA CGM	4Q26	1Q27	26,000
Nikolas	2,506	11,370	2000	CMA CGM	4Q26	1Q27	26,000
Newyorker	2,506	11,463	2001	Maersk	1Q25	2Q25	17,250
Manet	2,288	11,534	2001	OOCL	3Q26	4Q26	24,000
Kumasi	2,220	11,652	2002	Wan Hai	1Q25	2Q25	38,000
Akiteta (20)	2,220	11,592	2002	OOCL	1Q25	1Q25	32,000
Keta (20)	2,207	11,731	2003	CMA CGM	1Q25	1Q25	25,000
Julie	2,207	11,731	2002	MSC	2Q25	3Q25	Footnote (19)

(1)	Modern design, high reefer capacity, fuel-efficient “ECO” vessel.
(2)
In many instances charterers have the option to extend a charter beyond the nominal latest expiry date by the amount of time that the vessel was off hire during the course of that charter. This additional charter time (“Offhire Extension”) is computed at the end of the initially contracted charter period. The Latest Charter Expiry Dates shown in this table have been adjusted to reflect offhire accrued up to December 31, 2024, plus estimated offhire scheduled to occur during the remaining lifetimes of the respective charters. However, as actual offhire can only be calculated at the end of each charter, in some cases actual Offhire Extensions – if invoked by charterers – may exceed the Latest Charter Expiry Dates indicated.

(3)
CMA CGM Thalassa and GSL Alice were both forward fixed for 36 months +/-45 days.  CMA CGM Thalassa and GSL Alice new charters are expected to commence in 4Q2025 and 2Q2025, respectively, and to generate annualized Adjusted EBITDA of approximately $14.2 million and $8.4 million, respectively.

(4)	Anthea Y. The charter is expected to generate annualized Adjusted EBITDA of approximately $11.8 million.
(5)
Sydney Express, Istanbul Express, Bremerhaven Express and Czech were contracted for purchase in 4Q2024, with three vessels delivered in December 2024 and the fourth in January 2025. Contract cover for each vessel is for a varied median firm duration extending for an average of 1.7 years, or up to an average of 5.1 years if all charterers’ options are exercised. Sydney Express, Istanbul Express, Bremerhaven Express and Czech charters are expected to generate average annualized Adjusted EBITDA of approximately $9.5 million per ship;

(6)
MSC Tianjin, MSC Qingdao and Agios Dimitrios charters are expected to generate annualized Adjusted EBITDA of approximately $6.9 million, $8.1 million, and $5.9 million, respectively. MSC Qingdao & Agios Dimitrios are fitted with Exhaust Gas Cleaning Systems (“scrubbers”).

(7)	GSL Ningbo is chartered at a rate expected to generate annualized Adjusted EBITDA of approximately $16.5 million.
(8)
GSL Alexandra, GSL Sofia, GSL Effie and GSL Lydia delivered in 2Q 2023. Contract cover for each vessel is for a minimum firm period of 24 months from the date each vessel was delivered, with charterers holding one year extension options. GSL Sofia and GSL Effie options were exercised in January 2025. GSL Alexandra and GSL Lydia options were exercised in February 2025. The vessels are expected to generate average annualized Adjusted EBITDA of approximately $9.7 million per ship over the median firm period and average annualized Adjusted EBITDA of $4.9 million per ship if one year option is exercised.

(9)
GSL Eleni, GSL Kalliopi and GSL Grania, were forward fixed for 35 – 38 months to commence after drydocking, after which the charterer has the option to extend each charter for a further 12 – 16 months. As of December 31, 2024, all three vessels were under drydocking. Each new charter is expected to commence in 1Q2025 and to generate annualized Adjusted EBITDA of approximately $9.6 million for the firm period.

(10)
Colombia Express (ex Mary), Panama Express (ex Kristina), Costa Rica Express (ex Katherine), Nicaragua Express (ex Alexandra), Mexico Express (ex Alexis), Jamaica Express (ex Olivia I) are fixed to Hapag-Lloyd for 60 months +/-45 days, followed by two periods of 12 months each at the option of the charterer. The charters are expected to generate average annualized Adjusted EBITDA of approximately $13.1 million per ship.

(11)	GSL Nicoletta and GSL Christen charters are expected to generate average annualized Adjusted EBITDA of approximately $11.3 million per ship.
(12)
GSL Vinia and GSL Christel Elizabeth were both forward fixed for 36 – 40 months to commence after drydocking, after which the charterer has the option to extend each charter for a further 12 – 15 months. The new charters are both scheduled to commence in 1Q 2025. The charters are expected to generate average annualized Adjusted EBITDA of approximately $11.2 million per ship.

(13)
GSL Maria, GSL Violetta, GSL Arcadia, GSL MYNY, GSL Melita, GSL Tegea and GSL Dorothea. Contract cover for each ship is for a firm period of at least three years from the date each vessel was delivered in 2021, with charterers holding a one-year extension option on each charter (at a rate of $12,900 per day), followed by a second option (at a rate of $12,700 per day) with the period determined by – and terminating prior to – each vessel’s 25th year drydocking & special survey. The first extension options have been exercised for all seven ships. Second extension options were exercised in January 2025 for GSL Dorothea, GSL Arcadia, GSL Melita and GSL Tegea.

(14)	Ian H charter is expected to generate average annualized Adjusted EBITDA of approximately $10.3 million.
(15)	GSL Susan, CMA CGM Jamaica, CMA CGM Sambhar and CMA CGM America are chartered at rates expected to generate average annualized Adjusted EBITDA of approximately $11.2 million per vessel.
(16)	GSL Rossi. Chartered at an average rate of $35,311 per day, $38,000 to 1Q 2025 and $35,000 for the remaining period.
(17)
GSL Valerie was forward fixed in direct continuation for 24 – 27 months to commence after drydocking. The new charter is expected to generate average annualized Adjusted EBITDA of approximately $6.6 million.

(18)
GSL Mercer and GSL Chloe were both forward fixed for 23.5 – 26 months. The new charters are both expected to commence in 1Q 2025.  The new charters are expected to generate average annualized Adjusted EBITDA of approximately $5.8 million per vessel.

(19)	Julie. Chartered at a rate expected to generate average annualized Adjusted EBITDA of approximately $2.0 million.
(20)
In December 2024, Tasman was contracted to be sold. In February 2025, Keta and Akiteta were also contracted to be sold.  Aggregate sale price agreed for all three vessels is $54.5 million, v. aggregate book value at December 31, 2024 of $24.9 million.  Akiteta was delivered to her new owners on February 19, 2025 and the remaining two are scheduled for delivery to their new owners in first half 2025.

Conference Call and Webcast

Global Ship Lease will hold a conference call to discuss the Company's results for the three months and year ended December 31, 2024 today, Wednesday, March 5, 2025 at 10:30 a.m. Eastern Time. There are two ways to access the conference call:

 (1)  Dial-in: (646) 307-1963 or (800) 715-9871; Event ID: 2916262

Please dial in at least 10 minutes prior to 10:30 a.m. Eastern Time to ensure a prompt start to the call.

              (2) Live Internet webcast and slide presentation: http://www.globalshiplease.com

The webcast will also be archived on the Company’s website: http://www.globalshiplease.com.

Annual Report on Form 20-F

The Company’s Annual Report for 2023 was filed with the Securities and Exchange Commission (the “Commission”) on March 20, 2024. A copy of the report can be found under the Investor Relations section (Annual Reports) of the Company’s website at http://www.globalshiplease.com or on the Commission’s website at www.sec.gov. Shareholders may request a hard copy of the audited financial statements free of charge by contacting the Company at info@globalshiplease.com or by writing to Global Ship Lease, Inc, c/o GSL Enterprises Ltd., 9 Irodou Attikou Street, Kifisia, Athens, 14561.

About Global Ship Lease

Global Ship Lease is a leading independent owner of containerships with a diversified fleet of mid-sized and smaller containerships. Incorporated in the Marshall Islands, Global Ship Lease commenced operations in December 2007 with a business of owning and chartering out containerships under fixed-rate charters to top tier container liner companies. It was listed on the New York Stock Exchange in August 2008.

Our fleet of 71 vessels as of December 31, 2024 had an average age weighted by TEU capacity of 17.6 years. In November 2024, we agreed to purchase the Newly Acquired Vessels. Three were delivered in December 2024 and the fourth in January 2025. In addition, during December 2024 we agreed to sell an older vessel Tasman (5,936 TEU built 2000) with expected delivery in late March 2025. In February 2025, we agreed to sell two more vessels Akiteta (2,220 TEU built 2002) which was delivered to her new owners on February 19th, 2025 and Keta (2,207 TEU, built 2003) with expected delivery in March 2025. As of the date of this release, we have 71 vessels with an average age weighted by TEU capacity of 17.5 years. 40 ships are wide-beam Post-Panamax.

As of December 31, 2024, including the last Newly Acquired Vessel, Czech, delivered on January 9, 2025 and all charters agreed during 2024 and through February 28, 2025, the average remaining term of the Company’s charters, to the mid-point of redelivery, including options under the Company’s control and other than if a redelivery notice has been received, was 2.3 years on a TEU-weighted basis. Contracted revenue on the same basis was $1.88 billion. Contracted revenue was $2.37 billion, including options under charterers’ control and with latest redelivery date, representing a weighted average remaining term of 2.9 years.

Reconciliation of Non-U.S. GAAP Financial Measures

To supplement our financial information presented in accordance with U.S. GAAP, we use certain “non-GAAP financial measures” as such term is defined in Regulation G promulgated by the SEC. Generally, a non-GAAP financial measure is a numerical measure of a company’s operating performance, financial position or cash flows that excludes or includes amounts that are included in, or excluded from, the most directly comparable measure calculated and presented in accordance with U.S. GAAP. We believe that the presentation of these measures provides investors with greater transparency and supplemental data relating to our financial condition and results of operations, and therefore a more complete understanding of factors affecting our business and financial performance than U.S. GAAP measures alone. In addition, we believe that the presentation of these matters is useful to investors for period-to-period comparison of results as the items may reflect certain unique and/or non-operating items such as impairment charges, contract termination costs or items outside of our control.

We believe that the presentation of the following non-U.S. GAAP financial measures is useful to investors because they are frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry.

A.	Adjusted EBITDA

Adjusted EBITDA represents net income available to common shareholders before interest income and expense, earnings allocated to preferred shares, income taxes, depreciation and amortization of drydocking net costs, gains or losses on the sale of vessels, amortization of intangible liabilities, charges for share based compensation, fair value adjustment on derivatives, the effect of the straight lining of time charter modifications, and impairment losses. Adjusted EBITDA is a non-U.S. GAAP quantitative measure used to assist in the assessment of our ability to generate cash from our operations. We believe that the presentation of Adjusted EBITDA is useful to investors because it is frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry. Adjusted EBITDA is not defined in U.S. GAAP and should not be considered to be an alternative to net income or any other financial metric required by such accounting principles. Our use of Adjusted EBITDA may vary from the use of similarly titled measures by others in our industry.

Adjusted EBITDA is presented herein both on a historic basis and on a forward-looking basis in certain instances. We do not provide a reconciliation of such forward looking non-U.S. GAAP financial measure to the most directly comparable U.S. GAAP measure due to the inherent difficulty in accurately forecasting and quantifying certain amounts necessary for such reconciliation, and we are not able to provide such reconciliation of such forward-looking non-U.S. GAAP financial measure without unreasonable effort and expense.

ADJUSTED EBITDA - UNAUDITED

(thousands of U.S. dollars)
	Three	Three
	months	months	Year	Year
	ended	ended	ended	ended
	December 31,	December 31,	December 31,	December 31,
	2024	2023	2024	2023

Net income available to Common Shareholders	90,180	64,665	344,092	294,964

Adjust: Depreciation and amortization	26,216	24,391	99,991	91,727
Impairment of vessels	-	18,830	-	18,830
Amortization of intangible liabilities	(1,003)	(1,517)	(5,526)	(8,080)
Fair value adjustment on derivative asset	213	4,335	5,170	5,372
Interest income	(4,203)	(2,882)	(16,735)	(9,777)
Interest expense	7,793	11,201	40,676	44,824
Share based compensation	2,122	2,505	8,704	10,189
Earnings allocated to preferred shares	2,384	2,384	9,536	9,536
Income tax	-	443	1	448
Effect from straight lining time charter modifications	(31)	2,782	8,823	4,025
Adjusted EBITDA	123,671	127,137	494,732	462,058

B.	Normalized net income

Normalized net income represents net income available to common shareholders after adjusting for certain non-recurring items. Normalized net income is a non-U.S. GAAP quantitative measure which we believe will assist investors and analysts who often adjust reported net income for items that do not affect operating performance or operating cash generated. Normalized net income is not defined in U.S. GAAP and should not be considered to be an alternate to net income or any other financial metric required by such accounting principles. Our use of Normalized net income may vary from the use of similarly titled measures by others in our industry.

NORMALIZED NET INCOME – UNAUDITED

(thousands of U.S. dollars)
	Three	Three
	months	months	Year	Year
	ended	ended	ended	ended
	December 31,	December 31,	December 31,	December 31,
	2024	2023	2024	2023

Net income available to Common Shareholders	90,180	64,665	344,092	294,964

Adjust: Fair value adjustment on derivative assets	213	4,335	5,170	5,372
Impairment of vessels	-	18,830	-	18,830
Acceleration of deferred financing costs on full repayment of Credit Facilities/Sale and Leaseback agreements	-	-	2,757	-
Prepayment fee on full repayment of Sale and Leaseback Agreement-CMBFL-$54,000	-	-	685	-
Prepayment fee on partial repayment of Macquarie Credit Facility	-	-	185	-
Accelerated write off of deferred financing costs related to partial repayment of HCOB-CACIB Credit Facility	-	-	-	108
Forfeit of certain stock-based compensation awards	-	-	-	451
Effect from new share-based compensation awards plus acceleration and forfeit of certain share-based compensation awards	-	-	(201)	-

Normalized net income	90,393	87,830	352,688	319,725

C.	Normalized Earnings per Share

Normalized Earnings per Share represents Earnings per Share after adjusting for certain non-recurring items. Normalized Earnings per Share is a non-U.S. GAAP quantitative measure which we believe will assist investors and analysts who often adjust reported Earnings per Share for items that do not affect operating performance or operating cash generated. Normalized Earnings per Share is not defined in U.S. GAAP and should not be considered to be an alternate to Earnings per Share as reported or any other financial metric required by such accounting principles. Our use of Normalized Earnings per Share may vary from the use of similarly titled measures by others in our industry.

NORMALIZED EARNINGS PER SHARE – UNAUDITED

	Three	Three
	months	months	Year	Year
	ended	ended	ended	ended
	December 31,	December 31,	December 31,	December 31,
	2024	2023	2024	2023

EPS as reported (USD)	2.54	1.84	9.74	8.33
Normalized net income adjustments-Class A common shares (in thousands USD)	213	23,165	8,596	24,761
Weighted average number of Class A Common shares	35,446,899	35,203,657	35,316,495	35,405,458
Adjustment on EPS (USD)	0.01	0.65	0.25	0.70
Normalized EPS (USD)	2.55	2.49	9.99	9.03

Dividend Policy

The declaration and payment of dividends will be subject at all times to the discretion of the Company’s Board of Directors. The timing and amount of dividends, if any, will depend on the Company’s earnings, financial condition, cash flow, capital requirements, growth opportunities, restrictions in its loan agreements and financing arrangements, the provisions of Marshall Islands law affecting the payment of dividends, and other factors. For further information on the Company’s dividend policy, please see its most recent Annual Report on Form 20-F.

Safe Harbor Statement

This communication contains forward-looking statements. Forward-looking statements provide Global Ship Lease's current expectations or forecasts of future events. Forward-looking statements include statements about Global Ship Lease's expectations, beliefs, plans, objectives, intentions, assumptions and other statements that are not historical facts. Words or phrases such as "anticipate", "believe", "continue", "estimate", "expect", "intend", "may", "ongoing", "plan", "potential", "predict", “should”, "project", "will" or similar words or phrases, or the negatives of those words or phrases, may identify forward-looking statements, but the absence of these words does not necessarily mean that a statement is not forward-looking. These forward-looking statements are based on assumptions that may be incorrect, and Global Ship Lease cannot assure you that these projections included in these forward-looking statements will come to pass. Actual results could differ materially from those expressed or implied by the forward-looking statements as a result of various factors.
The risks and uncertainties include, but are not limited to:

•	future operating or financial results;

•	expectations regarding the strength of future growth of the container shipping industry, including the rates of annual demand and supply growth;

•
geo-political events such as the continuing wars between Russia and Ukraine and Israel and Hamas, ongoing disputes between China and Taiwan, deteriorating trade relations between the U.S. and China, and ongoing political unrest and conflicts in the Middle East and other regions throughout the world;

•	the potential disruption of shipping routes, including due to lower water levels in the Panama Canal and the ongoing attacks by Houthis in the Red Sea;

•	public health threats, pandemics, epidemics, and other disease outbreaks around the world and governmental responses thereto;

•	the financial condition of our charterers and their ability and willingness to pay charterhire to us in accordance with the charters and our expectations regarding the same;

•	the overall health and condition of the U.S. and global financial markets;

•	changes in tariffs, trade barriers, and embargos, including recently imposed tariffs by the U.S. and the effects of retaliatory tariffs and countermeasures from affected countries;

•
our financial condition and liquidity, including our ability to obtain additional financing to fund capital expenditures, vessel acquisitions and for other general corporate purposes and our ability to meet our financial covenants and repay our borrowings;

•	our expectations relating to dividend payments and expectations of our ability to make such payments including the availability of cash and the impact of constraints under our loan agreements;

•	future acquisitions, business strategy and expected capital spending;

•
operating expenses, availability of key employees, crew, number of off-hire days, drydocking and survey requirements, costs of regulatory compliance, insurance costs and general and administrative costs;

•	general market conditions and shipping industry trends, including charter rates and factors affecting supply and demand;

•	assumptions regarding interest rates and inflation;

•	changes in the rate of growth of global and various regional economies;

•	risks incidental to vessel operation, including piracy, discharge of pollutants and vessel accidents and damage including total or constructive total loss;

•	estimated future capital expenditures needed to preserve our capital base;

•	our expectations about the availability of vessels to purchase, the time that it may take to construct new vessels, or the useful lives of our vessels;

•	our continued ability to enter into or renew charters including the re-chartering of vessels on the expiry of existing charters, or to secure profitable employment for our vessels in the spot market;

•	our ability to realize expected benefits from our acquisition of secondhand vessels;

•	our ability to capitalize on our management’s and directors’ relationships and reputations in the containership industry to its advantage;

•	changes in governmental and classification societies’ rules and regulations or actions taken by regulatory authorities;

•	expectations about the availability of insurance on commercially reasonable terms;

•	changes in laws and regulations (including environmental rules and regulations);

•	potential liability from future litigation; and

•	other important factors described from time to time in the reports we file with the U.S. Securities and Exchange Commission (the “SEC”).

Forward-looking statements are subject to known and unknown risks and uncertainties and are based on potentially inaccurate assumptions that could cause actual results to differ materially from those expected or implied by the forward-looking statements. Global Ship Lease's actual results could differ materially from those anticipated in forward-looking statements for many reasons specifically as described in Global Ship Lease's filings with the SEC. Accordingly, you should not unduly rely on these forward-looking statements, which speak only as of the date of this communication. Global Ship Lease undertakes no obligation to publicly revise any forward-looking statement to reflect circumstances or events after the date of this communication or to reflect the occurrence of unanticipated events. You should, however, review the factors and risks Global Ship Lease describes in the reports it will file from time to time with the SEC after the date of this communication.

Global Ship Lease, Inc.

Interim Unaudited Condensed Consolidated Balance Sheets

(Expressed in thousands of U.S. dollars except share data)

	As of,
	December 31, 2024	December 31, 2023
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$141,375	$138,640
Time deposits	26,150	14,000
Restricted cash	55,583	56,803
Accounts receivable, net	12,501	4,741
Inventories	18,905	15,764
Prepaid expenses and other current assets	31,949	40,464
Derivative assets	14,437	24,639
Due from related parties	342	626
Total current assets	$301,242	295,677
NON - CURRENT ASSETS
Vessels in operation	$1,884,640	1,664,101
Advances for vessels' acquisitions and other additions	18,634	12,210
Deferred dry dock and special survey costs, net	91,939	73,720
Other non - current assets	20,155	23,935
Derivative assets, net of current portion	5,969	16,867
Restricted cash, net of current portion	50,666	85,270
Total non - current assets	2,072,003	1,876,103
TOTAL ASSETS	$2,373,245	2,171,780
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
Accounts payable	$26,334	17,601
Accrued liabilities	46,926	28,538
Current portion of long-term debt	145,276	193,253
Current portion of deferred revenue	44,742	40,331
Due to related parties	723	717
Total current liabilities	$264,001	280,440
LONG-TERM LIABILITIES
Long - term debt, net of current portion and deferred financing costs	$538,781	619,175
Intangible liabilities-charter agreements	49,431	5,662
Deferred revenue, net of current portion	57,551	82,115
Total non - current liabilities	645,763	706,952
Total liabilities	$909,764	987,392
Commitments and Contingencies	-	-
SHAREHOLDERS' EQUITY
Class A common shares - authorized 214,000,000 shares with a $0.01 par value 35,447,370 shares issued and outstanding (2023 – 35,188,323 shares)	$355	351
Series B Preferred Shares - authorized 104,000 shares with a $0.01 par value 43,592 shares issued and outstanding (2023 – 43,592 shares)	-	-
Additional paid in capital	680,743	676,592
Retained earnings	773,759	488,105
Accumulated other comprehensive income	8,624	19,340
Total shareholders' equity	1,463,481	1,184,388
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$2,373,245	2,171,780

 Global Ship Lease, Inc.

Interim Unaudited Condensed Consolidated Statements of Income

(Expressed in thousands of U.S. dollars)

	Three months ended December 31,		Years ended December 31,
	2024	2023	2024	2023
OPERATING REVENUES
Time charter revenues	$181,430	$177,377	$705,529	$666,715
Amortization of intangible liabilities-charter agreements	1,003	1,517	5,526	8,080
Total Operating Revenues	182,433	178,894	711,055	674,795

OPERATING EXPENSES:
Vessel operating expenses (include related party vessel operating expenses of $5,515 and $5,014 for each of the three month periods ended December 31, 2024 and 2023, respectively, and $21,804 and $19,086 for each of the years ended Decmber 31, 2024 and 2023, respectively)	49,629	46,953	191,257	179,221
Time charter and voyage expenses (include related party time charter and voyage expenses of $2,136 and $2,194 for each of the three month periods ended December 31, 2024 and 2023, respectively, and $8,610 and $7,995 for each of the years ended December 31, 2024 and 2023, respectively)	6,485	5,397	23,536	23,582
Depreciation and amortization	26,216	24,391	99,991	91,727
Impairment of vessels	-	18,830	-	18,830
General and administrative expenses	4,094	4,469	17,132	18,217
Operating Income	96,009	78,854	379,139	343,218

NON-OPERATING INCOME/(EXPENSES)
Interest income	4,203	2,882	16,735	9,777
Interest and other finance expenses	(7,793)	(11,201)	(40,676)	(44,824)
Other income, net	358	1,292	3,601	2,149
Fair value adjustment on derivative asset	(213)	(4,335)	(5,170)	(5,372)
Total non-operating expenses	(3,445)	(11,362)	(25,510)	(38,270)
Income before income taxes	92,564	67,492	353,629	304,948
Income taxes	-	(443)	(1)	(448)
Net Income	92,564	67,049	353,628	304,500
Earnings allocated to Series B Preferred Shares	(2,384)	(2,384)	(9,536)	(9,536)
Net Income available to Common Shareholders	$90,180	$64,665	$344,092	$294,964

Global Ship Lease, Inc.

Interim Unaudited Condensed Consolidated Statements of Cash Flows

(Expressed in thousands of U.S. dollars)

	Three months ended December 31,		Years ended December 31,
	2024	2023	2024	2023
Cash flows from operating activities:
Net income	$92,564	$67,049	$353,628	$304,500
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	$26,216	$24,391	$99,991	$91,727
Impairment of vessels	-	18,830	-	18,830
Amounts reclassified to other comprehensive income	-	294	877	214
Amortization of derivative assets' premium	1,113	1,186	4,586	4,271
Amortization of deferred financing costs	908	1,411	6,828	5,526
Amortization of intangible liabilities-charter agreements	(1,003)	(1,517)	(5,526)	(8,080)
Fair value adjustment on derivative asset	213	4,335	5,170	5,372
Prepayment fees on debt repayment	-	-	870	-
Stock-based compensation expense	2,122	2,505	8,704	10,189
Changes in operating assets and liabilities:		-		-
Decrease/(increase) in accounts receivable and other assets	$1,698	$2,842	$4,535	$(669)
Increase in inventories	(3,148)	(1,650)	(3,141)	(3,527)
Increase in derivative asset	(140)	-	(249)	-
Increase/(decrease) in accounts payable and other liabilities	5,295	208	16,244	(5,890)
Decrease in related parties' balances, net	169	192	290	192
Decrease in deferred revenue	(4,540)	(8,838)	(20,153)	(9,306)
Payments for drydocking and special survey costs	(15,627)	(5,779)	(42,506)	(38,341)
Unrealized foreign exchange gain	(1)	-	(2)	-
Net cash provided by operating activities	$105,839	$105,459	$430,146	$375,008
Cash flows from investing activities:
Acquisition of vessels	$(205,500)	$-	$(205,500)	$(123,300)
Cash paid for vessel expenditures	(3,490)	(7,017)	(12,840)	(19,586)
Advances for vessel acquisitions and other additions	(12,161)	(2,801)	(24,154)	(9,587)
Net proceeds from sale of vessel	-	-	-	5,940
Time deposits withdrawal/(acquired)	300	-	(12,150)	(5,450)
Net cash used in investing activities	$(220,851)	$(9,818)	$(254,644)	$(151,983)
Cash flows from financing activities:
Proceeds from drawdown of credit facilities	44,500	-	344,500	76,000
Repayment of credit facilities/sale and leaseback	(41,393)	(51,081)	(185,438)	(202,348)
Repayment of refinanced debt, including prepayment fees	-	-	(292,010)	-
Deferred financing costs paid	(495)	-	(3,120)	(1,140)
Net proceeds from offering of Class A common shares, net of offering costs	(207)	-	445	-
Cancellation of Class A common shares	-	(1,548)	(4,994)	(21,969)
Class A common shares-dividend paid	(16,004)	(13,258)	(58,438)	(53,249)
Series B preferred shares-dividend paid	(2,384)	(2,384)	(9,536)	(9,536)
Net cash used in financing activities	$(15,983)	$(68,270)	$(208,591)	$(212,242)
Net (decrease)/increase in cash and cash equivalents and restricted cash	(130,995)	27,370	(33,089)	10,783
Cash and cash equivalents and restricted cash at beginning of the period	378,619	253,343	280,713	269,930
Cash and cash equivalents and restricted cash at end of the period	$247,624	$280,713	$247,624	$280,713
Supplementary Cash Flow Information:
Cash paid for interest	12,141	16,985	55,421	67,997
Cash received from interest rate caps	5,829	8,169	27,027	32,549
Non-cash investing activities:
Acquisition of vessels and intangibles	49,295	-	49,295	-
Non-cash financing activities:
Unrealized loss on derivative assets/FX option	(1,218)	(11,014)	(16,179)	(16,625)